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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13-G

             Information Statement Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             Surge Components, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   868908-10-4
                                 (CUSIP Number)





                                Page 1 of 4 pages




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                                  SCHEDULE 13G

CUSIP No. 868908-10-4                                              Page 2 of 4
---------------------                                              -----------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ira Levy

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

3)       SEC USE ONLY



4)       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             5)     SOLE VOTING POWER
                                    332,500         (See Item 4)

NUMBER                       6)     SHARED VOTING POWER
OF SHARES                           None
BENEFICIALLY
OWNED BY                     7)     SOLE DISPOSITIVE POWER
EACH                                332,500        (See Item 4)
REPORTING
PERSON WITH                  8)     SHARED DISPOSITIVE POWER
                                    None

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      332,500        (See Item 4)

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (a) EXCLUDES CERTAIN SHARES  [ ]

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.7%

12)   TYPE OF REPORTING PERSON
      IN


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                                                                 Page 3 of 4

Item  1(a).   Name of Issuer:
              ---------------

                Surge Components, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:
              ------------------------------------------------

                1016 Grand Boulevard, Deer Park, New York  11729

Item  2(a).   Name of Person Filing:
              ----------------------

                Ira Levy

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------

                1016 Grand Boulevard, Deer Park, New York  11729

Item  2(c).   Citizenship:
              ------------

                USA

Item  2(d).   Title of Class of Securities:
              -----------------------------

                Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number: 868908-10-4
              -------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check
        ------------------------------------------------------------------------
whether the person filing is a:
-------------------------------

                N/A

Item 4.  Ownership:
         ----------

                (a) 332,500 Shares.  See Item 4(c)

                (b) This figure represents approximately 6.7% of the outstanding Shares of the Issuer (based on 4,928,958 Shares outstanding on January 25,
1999).(1)

                (c) The Reporting Person had sole voting power over 332,500 Shares, including shares underlying 75,000 currently exercisable stock options(2). The Reporting Person has sole dispositive power over all 332,500 Shares, including Shares underlying 75,000 currently exercisable stock options(2).


------------------
         (1) Based on 4,853,958 shares of the Issuer outstanding as of January 25, 1999, plus 75,000 shares issuable upon currently exercisable stock options.
         (2) Does not include 1,500,000 shares issuable upon the exercise of options which were granted, but which are not exercisable until shareholder approval is obtained.



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                                                              Page 4 of 4 pages


Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

                N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

                N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
 Security Being Reported on by the Parent Holding Company:
 ---------------------------------------------------------

                N/A

Item 8.  Identification and Classification of Members of the Group:
         ----------------------------------------------------------

                N/A

Item 9.  Notice of Dissolution of Group:
         ------------------------------

                N/A

Item 10.  Certification:
          --------------

                N/A

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1999

                                                          /s/ Ira Levy
                                                          ---------------------
                                                              Ira Levy